Exhibit 21.1

SUBSIDIARIES OF
BRIDGEPOINT EDUCATION, INC.
AS OF DECEMBER 31, 2015

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF BRIDGEPOINT EDUCATION, INC.:
Ashford University, LLC	California
Bridgepoint Education Real Estate Holdings, LLC	Iowa
University of the Rockies, LLC	Colorado
Insource Shared Services, LLC	Delaware
SUBSIDIARIES OF ASHFORD UNIVERSITY, LLC:
Center Leaf Partners, LLC	Iowa